UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 29 October 2010
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note
: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note
: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures
:
Dealings in securities by the Chief Executive of Sasol
and directors of major subsidiaries of Sasol during
October 2010

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes:                                          JSE : SOL                                         NYSE : SSL
ISIN codes:                                            ZAE000006896                                US8038663006
(“Sasol” or “the company”)

DEALINGS IN SECURITIES BY THE CHIEF EXECUTIVE OF SASOL: LPA
DAVIES

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by the chief executive of
Sasol:

On 30 September 2010 the Chief Executive of Sasol, Mr L P A
Davies, bought and paid for 72100 Sasol ordinary shares off-
market pursuant to the following previously exercised, but
unimplemented share options:
Number of shares 44 700
Option offer date 5 September 2001
Option offer price R78.70
Exercise date 12 September 2001
Exercise price R81.70
Total value of purchase
transaction

R3 517 890, 00
Nature and extent of chief
executive's interest

Direct beneficial
Number of shares 27 400
Option offer date 10 September 2002
Option offer price R117,00
Exercise date 13 September 2002
Exercise price 118,50
Total value of purchase
transaction

R3 205 800,00
Nature and extent of chief
executive’s interest

Direct beneficial

The Chief Executive also sold 22 000 Sasol ordinary shares held directly and beneficially on 30 September 2010 for R311.35 per share to fund the above purchase transactions. The total value of this on-market sale transaction was R6 849 700,00.

Clearance was given in terms of paragraph 3.66 of the Listing
Requirements for the above transactions.

01 October 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes:                                           JSE : SOL                                         NYSE : SSL
ISIN codes:                                             ZAE000006896                                US8038663006
(“Sasol” or “the company”)

DEALINGS IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES OF

SASOL
In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by directors of major
subsidiaries of Sasol:
Director C F Rademan
Subsidiary Sasol Synfuels (Pty) Limited
Date transaction effected 5 October 2010
Option offer date 09 September 2004
Option offer price R111,20
Exercise date 17 September 2004
Exercise price R123,80
Number of shares 2400
Class of shares Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Total value of purchase
transaction

R266 880,00
Selling price per share R317,70
Total value of sale
transaction
R762 480,00
Nature and extent of
director’s interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director Z Denga
Subsidiary Sasol Oil (Pty) Limited
Date transaction effected 5 October 2010
Option offer date 10 September 2002
Option offer price R117,00
Exercise date 05 May 2003
Exercise price R80,00
Number of shares 1100
Class of shares Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Total value of purchase
transaction

R128 700,00
Selling price per share R316,31
Total value of sale
transaction
R347 941,00
Nature and extent of
director’s interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes
Director Z Denga
Subsidiary Sasol Oil (Pty) Limited
Date transaction effected 5 October 2010
Option offer date 10 September 2003
Option offer price R89,50
Exercise date 05 October 2010
Exercise price R323,50
Number of shares 1600
Class of shares Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Total value of purchase
transaction

R143 200,00
Selling price per share R316,30
Total value of sale
transaction
R506 080,00
Nature and extent of
director’s interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director Z Denga
Subsidiary Sasol Oil (Pty) Limited
Date transaction effected 5 October 2010
Option offer date 09 September 2004
Option offer price R111,20
Exercise date 15 December 2004
Exercise price R112,00
Number of shares 1700
Class of shares Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Total value of purchase
transaction

R189 040,00
Selling price per share R318,00
Total value of sale
transaction
R540 600,00
Nature and extent of
director’s interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes
Director H J Loubser
Subsidiary Sasol Oil (Pty) Limited
Date transaction effected 5 October 2010
Option offer date 14 October 2002
Option offer price R115,00
Exercise date 25 October 2002
Exercise price R107,00
Number of shares 1000
Class of shares Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Total value of purchase
transaction

R115 000,00
Selling price per share R320,00
Total value of sale
transaction
R320 000,00
Nature and extent of
director’s interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director

H J Loubser
Subsidiary Sasol Oil (Pty) Limited
Date transaction effected 29 September 2010
Option offer date 14 October 2002
Option offer price R115,00
Exercise date 25 October 2002
Exercise price R107,00
Number of shares 1000
Class of shares Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Total value of purchase
transaction

R115 000,00
Selling price per share R312,50
Total value of sale
transaction
R312 500,00
Nature and extent of
director’s interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes
Director H J Loubser
Subsidiary Sasol Oil (Pty) Limited
Date transaction effected 29 September 2010
Option offer date 14 October 2002
Option offer price R115,00
Exercise date 25 October 2002
Exercise price R107,00
Number of shares 2500
Class of shares Ordinary no par value
Nature of transaction
Purchase of shares off-market
pursuant to implementation of
options
Total value of purchase
transaction

R287 500,00
Nature and extent of
director’s interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director

H J Loubser
Subsidiary Sasol Oil (Pty) Limited
Date transaction effected 27 September 2010
Option offer date 10 September 2002
Option offer price R117,00
Exercise date 30 September 2002
Exercise price R118,80
Number of shares 1700
Class of shares Ordinary no par value
Nature of transaction
Purchase of shares off-market
pursuant to implementation of
options
Total value of purchase
transaction

R198 900,00
Nature and extent of
director’s interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

06 October 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes:                                           JSE : SOL                                        NYSE : SSL
ISIN codes:                                             ZAE000006896                               US8038663006
(“Sasol” or “the company”)

DEALINGS IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by directors of major
subsidiaries of Sasol:
Director E Oberholster
Subsidiary Sasol Oil (Pty) Limited
Date transaction effected 7 October 2010
Option offer date 09 September 2004
Option offer price R111,20
Exercise date 28 September 2004
Exercise price R121,50
Number of shares 3800
Class of shares Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Total value of purchase
transaction

R422 560,00
Selling price per share R328,00
Total value of sale
transaction
R1 246 400,00
Nature and extent of
director’s interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director

H J Loubser
Subsidiary Sasol Oil (Pty) Limited
Date transaction effected 7 October 2010
Option offer date 14 October 2002
Option offer price R115,00
Exercise date 25 October 2002
Exercise price R107,00
Number of shares 1000
Class of shares Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Total value of purchase
transaction

R115 000,00
Selling price per share R330,00
Total value of sale
transaction

R330 000,00
Nature and extent of
director’s interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

08 October 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes:                                           JSE : SOL                                         NYSE : SSL
ISIN codes:                                             ZAE000006896                                US8038663006
(“Sasol” or “the company”)

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of Sasol:
Director P Basson
Subsidiary Sasol Oil (Pty) Limited
Date transaction effected 15 October 2010
Option offer date 09 September 2004
Option offer price R111,20
Exercise date 05 October 2004
Exercise price R123,00
Number of shares 900
Class of shares Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Total value of purchase
transaction

R100 080,00
Selling price per share R315,00
Total value of sale
transaction
R283 500,00
Nature and extent of
director’s interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

18 October 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 October  2010
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary